News Release
www.srtelecom.com
For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
+ scott@maisonbrison.com

SR Telecom Awarded New Contract in Burkina Faso
Third phase of ONATEL expansion project valued at approximately $7 million

MONTREAL, December 16, 2004 — SR Telecom™ Inc. (TSX: SRX; Nasdaq: SRXA) announced today that it has received new orders valued at approximately CADN$7 million from ONATEL (Office Nationale des Télécommunications), the national exchange carrier in Burkina Faso, for an urban telecommunications development project. This is the third phase of a network expansion project that was initiated in 2003. Further network expansions are anticipated once this phase of the project is completed. Deliveries are scheduled to commence immediately and should be completed by the end of the first half of 2005.

ONATEL has selected SR Telecom’s swing™ fixed wireless access system to deliver voice, data and Internet services to residential users, telecenters and businesses within an urban setting. With these orders, ONATEL continues to extend its existing network of SR Telecom equipment.

"Our business relationship with ONATEL continues to grow, and we are very pleased to have been chosen once again as the principal supplier of its urban networks," said Pierre St-Arnaud, President and Chief Executive Officer of SR Telecom. "ONATEL is currently engaged in a very significant expansion of its networks throughout the country, addressing the growing need for a full range of telecommunications services in both urban and rural areas. We are very gratified to be partnering with this valued customer as they continue their program of network expansions."

About swing

swing is an advanced and flexible network that enables operators to address high, medium and low traffic densities with a single solution by providing excellent voice quality, all CLASS services and 56 kbps data (V90) for dial-up Internet access.
swing’s distribution backbone uses an exclusive point-to-multipoint radio, allowing great distances to be easily spanned with excellent use of radio spectrum.

About ONATEL

ONATEL (Office Nationale des Télécommunications), is the national exchange carrier in Burkina Faso, a west African nation with a population of more than 13 million. Its growing telecommunications network offers a complete range of fixed, mobile and Internet services.

About SR Telecom

SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, field-proven Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide broadband data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have been deployed in over 130 countries, connecting nearly two million people.

A pioneer in the industry, SR Telecom works intimately with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

 SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and SWING are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

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